Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated April 25, 2011, relating to the financial statements and financial statement schedule of Best Buy Co., Inc., and subsidiaries (“the Company”), (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in its method of accounting for noncontrolling interests with the adoption of Financial Accounting Standards Board Accounting Standards Codification 810, Consolidation) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended February 26, 2011.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
July 15, 2011